# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ryde Group Ltd, CIK 0001971115
CUSIP: G7733R102
Title of class of securities: Class A ordinary share, par value $0.0002 per share
Address of issuer's principal executive offices: Duo Tower, Fraser Street , #08-21, SINGAPORE, Singapore (U0), 189352
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002140181

## Reporting persons
- GreenTech Investment Alliance Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,926,872; shared voting power 0; sole dispositive power 9,926,872; shared dispositive power 0; aggregate amount beneficially owned 9,926,872 (6.62% of the class)
  Comment: (1) Represents 9,926,872 Class A Ordinary Shares held by GreenTech Investment Alliance Ltd. (2) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of May 18, 2026, as provided by the issuer in the Form 6-K filed on May 18, 2026 by the issuer, 150,049,131 Class A ordinary shares and 19,677,175 Class B ordinary shares are issued and outstanding as of May 18, 2026. The shares beneficially owned by the reporting person represents 6.62% of the total outstanding Class A Ordinary Shares. The shares beneficially owned by the reporting person represents 5.85% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of May 18, 2026. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 10 votes per share.

## Item 1. Issuer
Name of issuer: Ryde Group Ltd
Address of issuer's principal executive offices: Duo Tower, Fraser Street, #08-21, Singapore

## Item 2. Person Filing
Name of person filing: GreenTech Investment Alliance Ltd.
Address of principal business office or, if none, residence: CCS Trustees Limited, Mandar House, 3rd Floor, Johnson's Ghut, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,926,872 Class A Ordinary Shares
Percent of class: 6.62
Sole power to vote or to direct the vote: 9,926,872 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,926,872 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GreenTech Investment Alliance Ltd.: /s/ GreenTech Investment Alliance Ltd., GreenTech Investment Alliance Ltd. (06/25/2026)